PRESS RELEASE	JUNE 27, 2024

Largo Promotes David Harris to Chief Financial Officer

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce the promotion of David Harris, CPA, CA, FCA (UK), to Chief Financial Officer ("CFO"), subject to execution of definitive agreements, who has served as Corporate Controller of Largo since 2015.  Mr. Harris has almost a decade of experience in his role of Corporate Controller and support to the CFO. This internal promotion provides continuity to Largo's management organization and allows the Company to remain focused on its operational objectives and cost controlling measures to enhance shareholder value.

Mr. Harris succeeds Mr. Ernest Cleave who resigned from the Company. "We want to thank Ernest for his many years of service," said Chairman Alberto Arias, "and we are excited with David Harris' well deserved promotion to the CFO role and look forward to his contribution to Largo in his new capacity."

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com